UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 2, 2006

Commission File Number	Exact name of registrant as specified in its charter, state of incorporation, address of principal executive offices, Telephone	I.R.S. Employer Identification Number
1-16305	**PUGET ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-1969407
1-4393	**PUGET SOUND ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-0374630

———————

Check the appropriate box below if the Form 8−K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a−12 under the Exchange Act (17 CFR 240.14a−12)

☐   Pre−commencement communications pursuant to Rule 14d−2(b) under the Exchange Act (17 CFR 240.14d−2(b))

☐   Pre−commencement communications pursuant to Rule 13e−4(c) under the Exchange Act (17 CFR 240.13e−4(c))

Item 2.02 Results of Operations and Financial Condition

On November 2, 2006, the Company issued the following press release.

Puget Energy Reports Third-Quarter 2006 Earnings

- **Reports income of 14 cents per diluted share**
- **Wild Horse Wind Project towers and turbines erected and on schedule for year-end operation**

BELLEVUE, Wash. — Puget Energy (NYSE: PSD), the parent of Puget Sound Energy (PSE), Washington state's oldest and largest utility, today reported net income of $15.9 million, or 14 cents per diluted share, for the third quarter 2006 compared to $5.9 million, or 6 cents per diluted share, in the third quarter 2005.

"We are on track to complete our Wild Horse Wind Project and our general rate case by the end of the year," said Stephen P. Reynolds, chairman, president and CEO of Puget Energy and PSE. "We're in good shape to meet Puget Energy's financial and PSE's operational goals in 2006 and to position us to meet the growing needs of the vibrant Puget Sound region."

Table 1: Third quarter 2006 vs. third quarter 2005 EPS reconciliation	Cents per diluted share
Puget Energy's Third Quarter 2005 earnings	$0.06
Increase in PSE electric margin	0.12
Increase in PSE utility operations and maintenance expense	(0.03)
Increase in PSE depreciation and amortization expense	(0.03)
Increase in PSE other income, net of tax	0.03
Impact of dilution from higher common shares outstanding	(0.02)
Other and Rounding	0.01
Puget Energy's Third Quarter 2006 Earnings	$0.14

Net income from Puget Energy's regulated electric and gas utility subsidiary, PSE, was $15.6 million, or 13 cents per share, in the third quarter of 2006. This compares to third-quarter 2005 net income of $6.2 million, or 6 cents per share.

PSE Third-Quarter 2006 Highlights:

Key components of PSE's third-quarter financial performance are highlighted below. All items are pre-tax unless otherwise noted.

- PSE's third-quarter 2006 net income increased by $9.4 million, to $15.6 million, from $6.2 million in the third quarter 2005.

- As of Sept. 30, 2006, PSE provided service to 1,033,170 electric customers and 705,222 natural gas customers in Washington, representing a 1.8 percent and 3 percent increase, respectively, in the last 12 months.

- PSE's retail sales volumes of electricity increased by 3.4 percent in the third quarter of 2006 as compared to the same period a year ago, while natural gas sales were essentially unchanged. PSE's energy sales, in particular natural gas volumes, are highly seasonal, with the lowest volumes occurring during summer months.

- PSE's electric margin increased by $22.2 million before taxes in the third quarter of 2006 as compared to the same period in 2005 primarily as a result of higher retail sales volumes and favorable power costs. PSE anticipates that electric margins will decline during the fourth quarter of 2006 due to the seasonal nature of power prices in the Pacific Northwest (power prices are typically lower in the summer months and higher during the winter heating season).

  PSE's electric margin represents electric sales, net of revenue-based taxes, to retail and transportation customers less the cost of generating, purchasing and wheeling electricity.

- PSE's utility operations and maintenance expense increased by $6 million in the third quarter of 2006. The increase over third-quarter 2005 levels was due to higher planned maintenance work conducted at PSE's electric generating facilities as well as infrastructure reliability work performed on utility transmission and distribution systems.

- PSE's depreciation and amortization expense increased by $5 million in the third quarter of 2006. The increase was due to additional utility plant placed in service during the last 12 months, including $2.3 million of depreciation expense related to the 150-megawatt Hopkins Ridge wind-powered electric generating facility that became operational in November 2005. PSE is fully recovering the operating and ownership costs of this facility, including depreciation expense, in its electric rates.

- Other income, net of taxes, increased by $3 million in the third quarter of 2006 compared to the same period a year ago. The increase was primarily due to carrying costs associated with regulatory assets and lower share-based employee compensation costs.

- The average number of Puget Energy fully diluted common shares outstanding in the third quarter of 2006 increased to 116.6 million compared to 101 million during the same period in 2005. The increase was primarily the result of a secondary offering of 15 million shares completed in November 2005. The impact of dilution as a result of the higher shares outstanding resulted in an earnings per share reduction of 2 cents per share in the third quarter of 2006.

Puget Energy 2006 Outlook:

Puget Energy re-affirms calendar-year 2006 guidance for PSE of $1.40 to $1.55 per fully diluted share. Puget Energy earnings guidance assumes normal weather patterns occur in PSE's Pacific Northwest service area in the fourth quarter of 2006.

Puget Energy Discontinued Operations

Puget Energy's results from discontinued operations for the nine months ended both Sept. 30, 2006, and Sept. 30, 2005, reflect the company's former utility construction services subsidiary, InfrastruX Group (InfrastruX). Puget Energy sold InfrastruX to Tenaska Power Fund on May 7, 2006.

Conference Call:

Puget Energy will provide additional information regarding its third-quarter 2006 results during a conference call for analysts scheduled at 10 a.m. ET (7 a.m. PT) on Friday, Nov. 3, 2006. The call will be broadcast live through a Webcast at www.pugetenergy.com. The Webcast will be archived and available for replay following the call. A tape-recorded replay of the call will be available two hours after completion of the conference call through midnight (ET) on Nov. 17, 2006, by dialing 888-286-8010 and entering the conference identification number: 90553841.

Form 10-Q Quarterly Report for the Third Quarter of 2006

Puget Energy will file its Form 10-Q for the third quarter of 2006 with the Securities and Exchange Commission (SEC) on Nov. 3, 2006, a copy of which will be available through the SEC's Web site at www.sec.gov or the company's Web site at www.pugetenergy.com. Investors are encouraged to read the financial statements and disclosures that will be contained in the Form 10-Q filing.

About Puget Energy
Puget Energy (NYSE:PSD) is the parent company of Puget Sound Energy (PSE), a regulated utility providing electric and natural gas service to the growing Puget Sound region of western Washington.

About Puget Sound Energy
Washington state's oldest and largest energy utility, with a 6,000-square-mile service area stretching across 11 counties, Puget Sound Energy (PSE) serves more than 1 million electric customers and 700,000 natural gas customers, primarily in western Washington. PSE meets the energy needs of its growing customer base through incremental, cost-effective energy efficiency, low-cost procurement of sustainable energy resources, and far-sighted investment in the energy-delivery infrastructure.

CAUTIONARY STATEMENT: Certain statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, among which include Puget Sound Energy's (PSE's) plans relating to utility plant additions and expenses, and factors that could impact Puget Energy's earnings guidance for the year-end 2006. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that could affect actual results include, among others, governmental policies and regulatory actions, including those of the Washington Utilities and Transportation Commission, and weather conditions. More information about these and other factors that potentially could affect the company's financial results is included in Puget Energy's and PSE's most recent annual report on Form 10-K, quarterly report on Form 10-Q and in their other public filings filed with the Securities and Exchange Commission. Except as required by law, Puget Energy and PSE undertake no obligation to update any forward-looking statements.

####

PUGET ENERGY -- SUMMARY INCOME STATEMENT

(In thousands, except per-share amounts)

	Unaudited Three months ended 9/30[1]		Unaudited Nine months ended 9/30[1]	
	2006	2005	2006	2005
Operating revenues				
Electric	$ 399,246	$ 375,035	$ 1,247,650	$ 1,140,545
Gas	119,610	111,042	718,655	594,737
Other	607	4,306	5,115	6,866
Total operating revenues	519,463	490,383	1,971,420	1,742,148
Operating expenses				
Purchased electricity	183,723	200,861	623,793	587,983
Electric generation fuel	36,282	21,058	72,158	54,400
Residential exchange	(35,923)	(34,525)	(131,226)	(126,676)
Purchased gas	68,294	59,151	453,335	359,037
Unrealized net (gain) on derivative instruments	(611)	477	214	395
Utility operations & maintenance	87,687	81,645	258,653	240,299
Other operations & maintenance	494	745	2,038	2,045
Depreciation & amortization	65,530	60,550	193,959	178,284
Conservation amortization	7,127	5,633	22,638	16,746
Goodwill impairment[5]	---	---	---	---
Taxes other than income taxes	46,325	44,784	180,236	165,005
Income taxes	8,281	2,476	64,004	54,649
Total operating expenses	467,209	442,855	1,739,802	1,532,167
Operating income	52,254	47,528	231,618	209,981
Other income (deductions):				
Charitable foundation funding	---	---	(15,000)	---
Other income	5,242	1,350	13,453	5,071
Income taxes	(841)	72	3,956	(887)
Interest Charges:				
AFUDC	5,189	2,680	10,238	6,183
Interest expense	(45,900)	(45,695)	(134,129)	(130,307)
Mandatorily redeemable securities interest expense	(23)	(23)	(68)	(68)
Net income from continuing operations	15,921	5,912	110,068	89,973
Income from discontinued operations, net of tax	1	(1)	51,903	908
Net income before cumulative effect of accounting change	15,922	5,911	161,971	90,881
Cumulative effect of accounting change	---	---	(89)	---
Net Income	$ 15,922	$ 5,911	$ 162,060	$ 90,881
Common shares outstanding	116,101	100,371	115,910	100,160
Diluted shares outstanding	116,568	100,964	116,311	100,754
Basic earnings per common share before cumulative effect of accounting change from continuing operations	$ 0.14	$ 0.06	$ 0.95	$ 0.90
Basic earnings from discontinued operations	---	---	0.45	0.01
Cumulative effect from accounting change	---	---	---	---
Basic earnings per common share	$ 0.14	$ 0.06	$ 1.40	$ 0.91
Diluted earnings per common share before cumulative effect of accounting change from continuing operations	$ 0.14	$ 0.06	$ 0.95	$ 0.89
Diluted earnings from discontinued operations	---	---	0.44	0.01
Cumulative effect from accounting change	---	---	---	---
Diluted earnings per common share[2]	$ 0.14	$ 0.06	$ 1.39	$ 0.90

[1] Partial-year results may not accurately predict full-year performance, as earnings are significantly affected by weather.

[2] Diluted earnings per common share include the dilutive effect of securities related to employee compensation plans.

PUGET SOUND ENERGY -- UTILITY OPERATING DATA

	Three months ended 9/30		Nine months ended 9/30	
	2006	2005	2006	2005
Energy sales revenues ($ in thousands; unaudited)				
Electricity				
Residential	$ 150,168	$ 131,719	$ 559,277	$ 496,517
Commercial	174,670	153,138	516,922	461,073
Industrial	25,963	23,667	76,429	68,902
Other retail sales, including change in unbilled	12,465	6,810	(8,939)	(7,584)
Subtotal, retail sales	363,266	315,334	1,143,689	1,018,908
Transportation, including change in unbilled	3,404	1,654	8,779	6,741
Sales to other utilities & marketers	24,309	40,626	56,863	73,818
Other[1]	8,267	17,421	38,319	41,078
Total electricity sales	399,246	375,035	1,247,650	1,140,545
Gas				
Residential	60,915	57,260	436,023	360,659
Commercial	41,776	37,252	221,000	178,878
Industrial	9,995	9,221	39,399	32,247
Subtotal, retail sales	112,686	103,733	696,422	571,784
Transportation	3,092	3,332	9,807	9,944
Other	3,832	3,977	12,426	13,009
Total gas sales	119,610	111,042	718,655	594,737
Total energy sales revenues	$ 518,856	$ 486,077	$ 1,966,305	$ 1,735,282
Energy sales volumes (unaudited)				
Electricity (in mWh)				
Residential	2,007,384	1,957,275	7,810,169	7,515,907
Commercial	2,253,699	2,168,625	6,714,507	6,432,238
Industrial	352,479	352,808	1,036,673	1,014,948
Other, including change in unbilled	69,787	51,992	(272,436)	(229,002)
Subtotal, retail sales	4,683,349	4,530,700	15,288,913	14,734,091
Transportation, including change in unbilled	551,214	516,588	1,603,624	1,516,519
Sales to other utilities & marketers	443,440	705,593	1,549,405	1,498,527
Total mWh	5,678,003	5,752,881	18,441,942	17,749,137
Gas (in 000's of therms)				
Residential	41,086	43,750	339,576	322,792
Commercial	36,023	36,551	196,740	183,012
Industrial	9,348	10,052	36,914	34,897
Transportation	46,637	44,306	152,096	145,869
Total gas volumes	133,094	134,659	725,326	686,570
Margins[2] ($ in thousands; unaudited)				
Electric	$ 171,798	$ 149,627	$ 547,767	$ 503,605
Gas	37,537	38,793	190,633	171,971
Weather (unaudited)				
Actual heating degree days	174	212	2,720	2,811
Normal heating degree days[3]	238	238	3,068	3,068
Customers served at September 30[4] (unaudited)				
Electricity				
Residential	912,354	896,158		
Commercial	114,270	112,691		
Industrial	3,785	3,898		
Other	2,743	2,479		
Transportation	18	17		
Total electricity customers	1,033,170	1,015,243		
Gas				
Residential	650,836	630,911		
Commercial	51,606	50,671		
Industrial	2,659	2,673		
Transportation	121	130		
Total gas customers	705,222	684,385		

[1] Includes sales of non-core gas supplies.

[2] Electric margin is electric sales to retail and transportation customers less the cost of generating and purchasing electric energy sold to customers, including transmission costs, to bring electric energy to PSE's service territory. Gas margin is gas sales to retail and transportation customers less the cost of gas purchased, including gas transportation costs, to bring gas to PSE's service territory.

[3] Seattle-Tacoma Airport statistics reported by NOAA which are based on a 30-year average, 1971-2000. Heating degree days measure how far the daily average temperature falls below 65 degrees.

[4] Customers represents average served at month end.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

PUGET ENERGY, INC.

PUGET SOUND ENERGY, INC.

By: /s/ James W. Eldredge
        James W. Eldredge
        Vice President, Corporate Secretary
Dated: November 2, 2006   and Chief Accounting Officer